Exhibit (c)

AvePoint®

Warrant Exchange Materials

August 2024

Warrant Exchange Transaction Rationale

- Simplifies overall capital structure
- Benefits in future capital raises and other strategic transactions
- Reduces short interest in the stock
- Cash tender offer limits potential share dilution
- Removes accounting impact on financial statements

Cash Exchange Offer: Warrant Sensitivities

Warrant Price[2]

Volatility	Share Price $10.00	$10.82[1]	$11.00	$12.00	$13.00
30	$1.29	$1.72	$1.82	$2.41	$3.05
35	$1.52	$1.95	$2.05	$2.62	$3.24
40	$1.74	$2.16	$2.26	$2.82	$3.41
45	$1.94	$2.35	$2.45	$2.99	$3.55
50	$2.11	$2.52	$2.61	$3.14	$3.68

Premium to $1.87[1] Warrant Price

Volatility	Share Price $10.00	$10.82[1]	$11.00	$12.00	$13.00
30	(31%)	(8%)	(3%)	29%	63%
35	(18%)	4%	10%	40%	73%
40	(7%)	16%	21%	51%	82%
45	4%	26%	31%	60%	90%
50	13%	35%	40%	68%	97%

Total Cash Cost[3]

Volatility	Share Price $10.00	$10.82[1]	$11.00	$12.00	$13.00
30	$22.7	$30.1	$31.9	$42.3	$53.6
35	$26.8	$34.3	$36.0	$46.1	$56.9
40	$30.6	$38.0	$39.7	$49.5	$59.9
45	$34.0	$41.3	$43.0	$52.5	$62.5
50	$37.1	$44.3	$45.9	$55.2	$64.7

Source: Bloomberg, company filings
1. Price as of 8/26/24
2. Based on Black Scholes model
3. Assumes 17.576m public warrants are tendered. Excludes fees and expenses.

Disclaimer

IRS Circular 230 Disclosure: Evercore Group L.L.C. ("Evercore") and its affiliates do not provide tax or legal advice. Any discussion of tax matters in these materials (i) is not intended or written to be used, and cannot be used or relied upon, by you for the purpose of avoiding any tax penalties and (ii) may have been written in connection with the "promotion or marketing" of any transaction contemplated hereby ("Transaction"). Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

In any instance where distribution of this communication is subject to the rules of the US Commodity Futures Trading Commission ("CFTC"), this communication constitutes an invitation to consider entering into a derivatives transaction under U.S. CFTC Regulations §§ 1.71 and 23.605, where applicable, but is not a binding offer to buy/sell any financial instrument.

However, this is not a recommendation to enter into any swap with any counterparty or a recommendation of a trading strategy involving a swap. Prior to recommending a swap or a trading strategy involving a swap to you, Evercore would need to undertake diligence in order to have a reasonable basis to believe that the recommended swap or swap trading strategy is suitable for you, obtain written representations from you that you are exercising independent judgment in evaluating any such recommendation, and make certain disclosures to you. Furthermore, nothing in this pitch book is, or should be construed to be, an offer to enter into a swap.

Any terms set forth herein are intended for discussion purposes only and are subject to the final terms as set forth in separate definitive written agreements. This presentation is not a commitment to lend, syndicate a financing, underwrite or purchase securities, or commit capital nor does it obligate us to enter into such a commitment, nor are we acting as a fiduciary to you. By accepting this presentation, subject to applicable law or regulation, you agree to keep confidential the information contained herein and the existence of and proposed terms for any Transaction.

Prior to entering into any Transaction, you should determine, without reliance upon us or our affiliates, the economic risks and merits (and independently determine that you are able to assume these risks) as well as the legal, tax and accounting characterizations and consequences of any such Transaction. In this regard, by accepting this presentation, you acknowledge that (a) we are not in the business of providing (and you are not relying on us for) legal, tax or accounting advice, (b) there may be legal, tax or accounting risks associated with any Transaction, (c) you should receive (and rely on) separate and qualified legal, tax and accounting advice and (d) you should apprise senior management in your organization as to such legal, tax and accounting advice (and any risks associated with any Transaction) and our disclaimer as to these matters. By acceptance of these materials, you and we hereby agree that from the commencement of discussions with respect to any Transaction, and notwithstanding any other provision in this presentation, we hereby confirm that no participant in any Transaction shall be limited from disclosing the U.S. tax treatment or U.S. tax structure of such Transaction.

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Disclaimer *(Cont'd)*

Any prices or levels contained herein are preliminary and indicative only and do not represent bids or offers. These indications are provided solely for your information and consideration, are subject to change at any time without notice and are not intended as a solicitation with respect to the purchase or sale of any instrument. The information contained in this presentation may include results of analyses from a quantitative model which represent potential future events that may or may not be realized, and is not a complete analysis of every material fact representing any product. Any estimates included herein constitute our judgment as of the date hereof and are subject to change without any notice. We and/or our affiliates may make a market in these instruments for our customers and for our own account. Accordingly, we may have a position in any such instrument at any time.

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